[GraphOn Letterhead]

February 11, 2000

Mr. Bill Swain:

Dear Bill:

On behalf of GraphOn Corporation, I am pleased to offer you employment as Chief Financial Officer and Vice President of Finance and Administration for GraphOn reporting to President. Your base salary will be at a monthly rate of $12,500, which is annualized at a rate of $150,000 and will be subject to an annual review. Participation in the regular health insurance plan and other employee benefit plans established by GraphOn for its employees will also be available to you in addition to three weeks vacation per year.

A recommendation will be made to the Board of Directors that you he granted the opportunity to purchase 125,000 shares of common stock at the current fair market value of GraphOn common stock as determined by the Board of Directors at your start date. The option will vest in thirty-three (33) equal monthly installments at the rate of 3.03% per installment. The first installment will start vesting three months after your start date. Also, you will be eligible for additional 10,000 shares, of common stock for meeting quarterly management objectives during your first year of employment.

The offer described in this letter will remain open for five (5) days from the date of this letter unless we notify you otherwise. You understand that this letter does not constitute a contract of employment for any specific period of time, but constitutes an `employment at will' relationship, during which time you may be terminated without cause. If, on the other hand, your employment were terminated due to a merger or acquisition where your duties or the reduction of duties, either of which substantially changes the nature, responsibility or character of position as viewed from the Executive's perspective, or any removal from any such positions; a reduction in your level of compensation (including Base Salary, fringe benefits and any non-discretionary and objective-standard incentive payment or bonus award); a relocation of employment by more than fifty
(50) miles from GraphOn's current place of employment; or the failure of GraphOn to obtain the assumption of this Agreement by any successor, then the Company would continue your base salary for a period of three (3) months following your date of termination as a form of severance.

Again, however, your stock vesting and all benefits would cease as of your termination date. This is the full and complete agreement between us on this term. This provision can only be modified in writing signed by both you and the Company's President.

Your employment pursuant to this offer is contingent on you signing a standard Employee Non-Disclosure Agreement, in which you agree to hold in confidence any proprietary information developed as an employee of GraphOn. We also wish to impress upon you that we do not wish you to bring with you any confidential or proprietary material of any former employer or to violate any other obligation to your former employer.

We very much hope that you will accept our offer and look forward to having you on the team.

Sincerely yours,

/s/ Walt Keller
---------------
Walt Keller
President

I accept the offer of employment above and expect to commence employment on February 15, 2000

Bill Swain     /s/ Bill Swain            2/15/00
--------------------------------------------------------------------------------
Name                                     Date